United States securities and exchange commission logo





                          June 3, 2024

       Krishna Vaddi
       Chief Executive Officer
       Prelude Therapeutics Incorporated
       175 Innovation Boulevard
       Wilmington, DE 19805

                                                        Re: Prelude
Therapeutics Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed May 30, 2024
                                                            File No. 333-279829

       Dear Krishna Vaddi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bryan S. Keighery